Litman Gregory Fund Advisors, LLC
4 Orinda Way, Suite 200-D
Orinda, California 94563

April 30, 2014

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington D.C.  20549

Re:	Litman Gregory Funds Trust (the “Trust”) File Nos.: 333-10015 and 811-07763

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to the comments provided to Elaine E. Richards of U.S. Bancorp Fund Services, LLC on April 9, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 56 to its registration statement.  PEA No. 56 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 26, 2014, and is designated to become effective on April 30, 2014.  The purpose of PEA No. 56 was to reflect certain material changes to the sub-advisers of the Funds.  The Trust is filing this PEA No. 57 under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate; and (3) file any outstanding exhibits to the registration statement.  Capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the PEA No. 56.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are organized in the same fashion as presented by you and are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the staff of the Securities and Exchange Commission (the “SEC”) (the “Staff”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in the disclosure made in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from seeking enforcement or taking other actions with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in the disclosure made in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to the Staff’s comments are as follows:

Prospectus (Summary Section)

1.	Throughout the registration statement, please provide the numbers that belong within the brackets.

The Trust responds by updating the disclosure throughout the registration statement as requested.

2.
With respect to each Fund’s Fees and Expenses table, please note that the expense reimbursement or fee waiver must be in place for at least one year from the effective date of the registration statement to be shown in the Fees and Expenses table.  Further, please confirm that the Board has no intention of terminating the waiver within a year from the effective date of the registration statement.

The Trust responds by revising the disclosure to indicate that the expense reimbursement/fee waiver for each Fund is in effect through at least April 30, 2015, and further confirms that the Board has no intention of terminating the waiver within a year from the effective date of the registration statement.

3.	In the Principal Risks section of the Summary Section for the Equity Fund, please add a discussion regarding “Portfolio Turnover Risk” if high portfolio turnover is a factor for the Fund.

The Trust responds by updating the disclosure accordingly.

4.
In the first paragraph of the Principal Strategies sections of the Summary Section for each Fund other than the Alternative Strategies Fund, please clarify the meaning of the phrase “highest confidence” stocks.

The Trust responds by replacing the second and the third sentences of the referenced paragraph for each Fund other than the Alternative Strategies Fund with the following disclosure:

Litman Gregory also believes it can identify skilled stock pickers who, within their more diversified portfolios, have higher confidence in the return potential of some stocks than others. Litman Gregory believes a portfolio comprised only of these managers’ “higher confidence” stocks should outperform their more diversified portfolios over a market cycle.

5.
The Principal Strategies section of the Summary Section for the Equity Fund indicates that the Fund may invest in various senior securities.  Such senior securities may involve borrowings.  Please disclose specifically, where appropriate, how the Fund covers its various senior securities.  Please see Section 18(g) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with respect to any “obligation or instrument constituting a security or evidencing indebtedness.”

The Trust responds by noting that although the Equity Fund may invest in preferred stocks of selected companies and that preferred stocks may be a type of “senior security,” as defined in Section 18(g) of the Investment Company Act, the investment by the Equity Fund in a class of senior security of another company does not implicate Section 18 of the Investment Company Act, which governs, among others, the issuance of a class of senior security by an open-end fund and the related asset coverage requirements.  Accordingly, the Trust has respectfully declined to make the requested disclosure.

6.
In the Principal Strategies section of the Summary Section for the Equity Fund, please add the phrase, “ , plus the amount of any borrowings for investment purposes,” after the words “net assets” in the second sentence of the second paragraph, which reads “Under normal market conditions, the Equity Fund invests at least 80% of its net assets…”

The Trust responds by adding the phrase as suggested.  The Trust has also added the phrase to the corresponding disclosure for the International Fund and Smaller Companies Fund.

7.
The Principal Strategies section of the Summary Section for the Equity Fund states that the Fund may invest in convertible securities.  Please confirm supplementally that only convertible securities that are “in the money” and immediately convertible to common stock are counted as “equity securities” for purposes of the 80% equity securities requirement.

The Trust hereby confirms that only convertible securities that are “in the money” and immediately convertible to common stock are counted as “equity securities” for purposes of the 80% equity securities requirement.

8.
In the Principal Strategies section of the Summary Section for each Fund other than the Alternative Strategies Fund, please disclose whether there is a minimum and maximum allocation to each sub-adviser, as is the case for the Alternative Strategies Fund.

The Trust responds by adding disclosure to the Principal Strategies section of the Summary Section for each Fund other than the Alternative Strategies Fund stating that there is no minimum or maximum allocation of such Fund’s portfolio assets to each sub-adviser.

9.	In the Principal Strategies section of the Summary Section for each Fund other than the Alternative Strategies Fund, please delete the phrase “world-class,” as it is a vague and undefined term.

The Trust responds by replacing the phrase “world-class” with the phrase “high quality.”

10.
On page 31 of the Prospectus, “Non-Diversification Risk” language is included on behalf of all of the Funds.  Please reconcile this disclosure throughout the Prospectus and Statement of Additional Information.

The Trust responds by removing the identified risk disclosure.  The Funds are all “diversified” funds.

11.	The Staff notes that in the Principal Strategies section of the Summary Section for the International Fund, the Fund states that:

Under normal market conditions, the International Fund will invest at least 80% of its net assets in the securities of companies organized or located outside of the United States, including large-, mid-, and small-cap companies and companies located in emerging markets.

Given that the term “international” is the Fund’s name, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”  See Investment Company Names, Investment Company Act Release No. 24828, as n.42 (Jan. 17, 2001).

The Trust responds by adding a sentence to the Summary Section for the International Fund indicating that the Fund ordinarily invests in the securities markets of at least five countries outside of the United States.  Furthermore, the Trust respectfully notes that the extent of the Fund’s international investments is more fully described under its Item 9 disclosure on page 46 of the Prospectus.  On that page, the Prospectus states as follows:

Each manager may invest in securities traded in both developed and emerging markets.  Though there is no limit on emerging market exposure, it is not expected to be a primary focus, and the majority of the International Fund’s assets is expected to be invested in stocks of companies listed and domiciled in foreign developed countries.  There are no limits on the International Fund’s geographic asset distribution but, to provide adequate diversification, the International Fund ordinarily invests in the securities markets of at least five countries outside of the United States.  In most periods it is expected that the International Fund will hold securities in more than five countries.  Although the International Fund intends to invest substantially all of its assets in issuers located outside of the United States, it may invest in U.S. issues on a limited basis, and at times of abnormal market conditions it may invest all of its assets in fewer than five countries.

12.
In the Average Annual Total Returns table of the Summary Section for the International Fund, please clarify in the names of the indices whether these are the gross return or net of foreign source withholding versions of the indices.  While it is permissible to use the “gross” version of an international index, use of the “net” version would reflect the reality that the Fund will receive dividends net of source withholding.  Foreign withholding taxes on dividends are effectively paid by the Fund’s shareholders, but they are not an expense of the Fund and, thus, it is permissible to show the effect of withholding taxes on the benchmark’s performance under Instruction 5 to Item 27(b)(7).

The Trust responds by clarifying in the names of the referenced indices that it is the “net” versions of the indices that are included in the Average Annual Total Returns table.

13.
In the third paragraph below the Average Annual Total Returns table for the International Fund on page 9 of the Summary Section, if the last sentence is a hypothetical statement, please delete it because it is neither permitted nor required by Item 4(b)(2)(iv)(D).

The Trust responds by clarifying that the referenced sentence was included in anticipation of receiving the final performance numbers for the International Fund.  After reviewing the final performance numbers for the Fund, the Trust has removed the referenced disclosure.

14.
The Staff notes that the Trust includes “mid-cap companies” within the definition of a “smaller company” for the Smaller Companies Fund.  The Staff believes that the inclusion of mid-cap companies in a fund named “smaller companies” is a violation of Rule 35d-1 under the Investment Company Act.  Please consider modifying the name or the strategy of the Fund.

The Trust responds by respectfully noting that the term “smaller” is a comparative term, which denotes that the companies held by the Fund are smaller than many large-cap companies.  The Trust defines a “smaller company” as one whose market capitalization falls below the market capitalization of the largest company in the Russell 2500 Index.  The Russell 2500 Index includes small-cap and mid-cap companies, and the market capitalization of the largest company of the Russell 2500 Index was $13.4 billion as of March 31, 2014.  Because the market capitalization of the largest company the Fund may invest in is smaller than many companies considered to be large-cap companies, the Trust respectfully submits that the inclusion of mid-cap companies in the Fund is not a violation of Rule 35d-1.  Accordingly, the Trust has respectfully declined to change the name or the strategy of the Fund.

15.
In the Principal Strategies section of the Summary Section for the Smaller Companies Fund, please update market cap range of the companies in the Russell 2500 Index as of the most recent reconstitution date.  Further, please consider whether the Russell 2000 Index is the more appropriate index to be used in defining a “smaller company.”

The Trust responds by disclosing the market cap range of the Russell 2500 Index as requested.  As noted in the Trust’s response to Comment 14 above, the Trust believes the use of the Russell 2500 Index in the definition of a “smaller company” is appropriate and consistent with Rule 35d-1 under the Investment Company Act governing fund names.  This allows the Smaller Companies Fund to hold mid-sized companies if the managers believe that holding these companies will lead to higher overall returns.  However, because the majority of the companies in which the Fund may invest typically falls within the range of the Russell 2000 Index, the Fund includes the return information for the Russell 2000 Index in the Average Annual Total Returns table in the Summary Section for the Fund.

16.	In footnote 1 to the Fees and Expenses table of the Summary Section for the Alternative Strategies Fund, please revise the final sentence to read as follows:

“Any fee waiver or expense reimbursement made pursuant to that agreement is subject to the repayment by the Alternative Strategies Fund within three (3) years following the fiscal year in which the fee waiver or expense reimbursement occurred but only if the Alternative Strategies Fund is able to make the repayment without exceeding its ~~current~~ expense limitation in effect at the time the expenses were waived and the repayment is approved by the Board.”

The Trust respectfully declines to make the suggested changes because the relevant agreement states that the repayment may not be made before the payment of the Fund’s operating expenses for the current year and that Litman Gregory cannot cause the Fund to exceed the expense cap or any other agreed upon expense limitation for that year in making such repayment.  Accordingly, the requested changes are inconsistent with the terms of the agreement.

17.
In the Principal Strategies section of the Summary Section for the Alternative Strategies Fund, please clarify the statement “They may also invest in derivatives to manage risk or enhance return and can also utilize leverage to a limited degree.”  The Staff believes that the use of derivatives necessarily involves leverage.  Please define “limited degree.”

The Trust responds by revising the referenced statement to state as follows:

They may also invest in derivatives, including, without limitation, options, futures contracts, and swaps, to manage risk or enhance return and can also borrow amounts up to one third of the value of the Fund’s total assets (except that the Fund may exceed this limit to satisfy redemption requests or for other temporary purposes).

18.	In the final paragraph of the Principal Strategies section of the Summary Section for the Alternative Strategies Fund starting on page 18, please define the term “related derivatives.”

The Trust responds by adding the following disclosure at the end of the referenced paragraph:

A “related derivative” of a financial instrument means any derivative whose value is based upon or derived from that financial instrument or a related derivative of that financial instrument.

19.
In the Principal Strategies and Principal Risks sections of the Summary Section for the Alternative Strategies Fund, please enhance the disclosure with respect to any principal investment strategies involving investments in derivatives according to the following guidance in the Letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010) (the “Letter”): “Any principal investment strategies disclosure related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.  In determining the appropriate disclosure, a fund should consider the degree of economic exposure the derivatives create, in addition to the amount invested in the derivatives strategy.  This disclosure also should describe the purpose that the derivatives are intended to serve in the portfolio (e.g., hedging, speculation, or as a substitute for investing in conventional securities), and the extent to which derivatives are expected to be used.  Additionally, the disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.  The risk disclosure in the prospectus for each fund should provide an investor with a complete risk profile of the fund's investments taken as a whole, rather than a list of the risks of various derivative strategies, and should reflect anticipated derivatives usage.”

The Trust responds by revising the risk disclosure related to derivatives in the Principal Risks section of the Summary Section for the Alternative Strategies Fund and the Description of Principal Investment Risks section of the Prospectus, as discussed in the Trust’s responses to Comments 20 and 22 below.   The Trust has also revised the third sentence of the fourth paragraph of the Principal Strategies section of the Summary Section for the Alternative Strategies Fund to read as follows:

They may also invest in derivatives, including, without limitation, options, futures contracts, and swaps, to manage risk or enhance return and can also borrow amounts up to one third of the value of the Fund’s total assets (except that the Fund may exceed this limit to satisfy redemption requests or for other temporary purposes).

20.
In the Principal Risks section of the Summary Section for the Alternative Strategies Fund, please consider providing risk disclosure for all of the derivatives that are used in the Alternative Strategies Fund’s principal investment strategy.

The Trust responds by adding risk disclosure for options, futures contracts and swaps in the Principal Risks section of the Summary Section for the Alternative Strategies Fund.

21.
In the Principal Risks section of the Summary Section for the Alternative Strategies Fund, please consider adding disclosure to the “Unfavorable Tax Treatment Risk” paragraph stating that given the tax treatment of the Alternative Strategies Fund’s various distributions, the Fund may be better suited for pre-tax accounts.

The Trust responds by adding the following disclosure at the end of the referenced paragraph:

Therefore, shareholders may have a greater need to pay regular taxes than compared to other investment strategies that hold investments longer.  Due to this investment strategy, it may be preferable for certain shareholders to invest in the Fund through pre-tax or tax-deferred accounts as compared to investment through currently taxable accounts.  Potential shareholders are encouraged to consult their tax advisors in this regard.

Prospectus (Description of Principal Investment Risks)

22.
In the Description of Principal Investment Risks section on page 29 of the Prospectus under the heading “Derivatives Risk,” the Staff notes that several examples of derivatives are listed.  Please be sure to identify all of the derivatives that the Funds may use as part of their principal investment strategies in the Summary Sections and Item 9.  Additionally, please discuss specific risks separately.

The Trust responds by revising the second sentence of the referenced disclosure to state as follows:

These instruments include, without limitation, options, futures contracts, credit default swaps, and total return swaps.

The Trust has also added risk disclosure for options, futures contracts, credit default swaps and total return swaps in the Description of Principal Investment Risks section of the Prospectus.

23.
In the Description of Principal Investment Risks section on page 29 of the Prospectus under the heading “Derivatives Risk,” please revise the final sentence to read as follows:  “~~Certain d~~Derivatives may create a risk of loss greater than the amount invested.”

The Trust responds by making the suggested change to the disclosure.

Prospectus (Fund Management and Investment Styles)

24.
In the Fund Management and Investment Styles section on page 37 of the Prospectus under the heading “Advisory Fees,” please revise the last sentence of the third paragraph as follows:  “Litman Gregory has agreed not to seek recoupment of any advisory fee waived with respect to these three Funds.”

The Trust responds by making the suggested change to the disclosure.

25.
In the Absolute Return Fixed Income Strategy section on page 67 of the Prospectus under the heading “Investments,” the disclosure indicates that the Absolute Return Fixed Income Strategy of the Alternative Strategies Fund involves limited investments in equities and exchange-traded funds (“ETFs”).  However, the Staff observes that there is no acquired fund fees and expenses (“AFFE”) entry in the Fees and Expenses table for the Alternative Strategies Fund in the Summary Section.  If the expenses incurred indirectly by the Fund as a result of its investments in “other investment companies,” including temporary cash transfers to money market funds, exceed 0.01 percent (one basis point) of the Fund’s average net assets, please add the line item, “Acquired Fund Fees and Expenses,” to the Fees and Expenses table with an estimate of the AFFE.  If such expenses are one basis point or less, please confirm that these amounts are included in the calculation of “Other Expenses.” See Instruction 3(f)(i) to Item 3 of Form N-1A.

The Trust responds by noting that the AFFE incurred indirectly by the Fund as a result of its investments in ETFs did not exceed 0.01 percent (one basis point) of the average net assets of the Fund.  Accordingly, the Fund included the AFFE the Fund incurred under the subcaption “Other Expenses” in lieu of adding the subcaption “Acquired Fund Fees and Expenses” in the Fees and Expenses table.

26.	Please expand the following disclosure on page 65 regarding derivatives, because as provided, the disclosure is too generalized with respect to derivatives and is not sufficient:

“Derivative Investments:  For investment and hedging purposes, the Loomis team may invest substantially in a broad range of derivatives instruments, and sometimes the majority of its investment returns will derive from its derivative investments.  These derivative instruments include, but are not limited to…”

The Trust responds by revising the first sentence of the referenced paragraph to read as follows:

Derivative Investments: For investment and hedging purposes, the Loomis team may invest substantially in a broad range of derivatives instruments, particularly credit default swaps and futures contracts, and sometimes the majority of its investment returns will derive from its derivative investments.

The Trust has also added the following disclosure at the end of the referenced paragraph:

For a detailed discussion of various types of derivatives in which the Alternative Strategies Fund may invest, including the risks of investing in such derivatives, please refer to the Description of Principal Investment Risks section in the Prospectus and the Statement of Additional Information.

27.
With respect to disclosure in the first paragraph of the Shareholder Services section on page 70 of the Prospectus, please note that although a Fund always has the right to determine whether to accept or reject a purchase order, once accepted, the purchase must be effected at the NAV next determined after the request was received by the Fund (see Rule 22c-1 under the Investment Company Act).  Accordingly, please consider revising the third sentence of that paragraph to read as follows:  “Shares are purchased at the next share price calculated after your investment is received ~~and accepted~~.”

The Trust responds by revising the referenced sentence to read as follows:

Shares are purchased at the next share price calculated after your accepted investment is received.

28.
In the Shareholder and Account Policies section on page 75 of the Prospectus under the heading “Exchange Privilege,” please add a sentence stating that an exchange is regarded under the tax law as a sale and may result in taxable gains on the Fund investment.

The Trust responds by adding disclosure as requested.

29.
In the Shareholder and Accounting Policy section on page 77 of the Prospectus under the heading “Policy Regarding Excessive Trading and Market Timing,” the second paragraph states that “[e]ntities utilizing omnibus account arrangements may not identify customers’ tracing activity in shares of a Fund on an individual basis.”  Please consider adding disclosure to inform the Funds’ shareholders about the “shareholder information agreements” that the Funds are required to enter into with their financial intermediaries.  These agreements may result in identifying information about shareholders being disclosed to the Funds.  (See Rule 22c-2(a)(2) under the Investment Company Act.)

The Trust responds by revising the referenced sentence to state as follows:

Entities utilizing omnibus account arrangements may not identify customers’ trading activity in shares of a Fund on an individual basis (although in order for financial intermediaries to purchase Fund shares in nominee name on behalf of other persons, the Funds are required to enter into shareholder information agreements with the financial intermediaries, which may result in the disclosure of certain identifying information about shareholders to the Funds).

Statement of Additional Information (“SAI”) (Investment Objectives, Policies and Risks)

30.
On page B-8 of the SAI, under the subheading “Loan Participations and Assignments (Bank Debt) (Alternative Strategies Fund),” it states “Thus, the Fund assumes the credit risk of both the borrower and the Lender that is selling the Participation.”  In situations where a participation does not shift to the Fund, the direct debtor-creditor relationship with the borrower, the Fund should treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s sub-classification as a diversified company and the Fund’s fundamental investment restriction on industry concentration (Section 5(b)(1) and 8(b)(1)(E) of the Investment Company Act).

The Trust responds by adding the following disclosure as a separate paragraph following the last paragraph of the referenced section:

The Alternative Strategies Fund limits the amount of its assets that it will invest in any one issuer or in issuers within the same industry (see “Investment Restrictions” below). For purposes of these limits, the Fund will generally treat the corporate borrower as the “issuer” of indebtedness held by the Fund. In the case of Participations where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the Participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower, Securities and Exchange Commission (the “SEC”) interpretations require the Fund, in appropriate circumstances, to treat both the lending bank or other lending institution and the corporate borrower as “issuers” for the purpose of determining whether the Fund has invested more than 5% of its total assets in a single issuer. Treating a financial intermediary as an issuer of indebtedness may restrict the Funds’ ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.

31.
On page B-9 of the SAI, under the subheading “Municipal Securities (Alternative Strategies Fund),” please consider disclosing that interest paid on certain private activity bonds may be subject to the alternative minimum tax (AMT).

The Trust responds by inserting the following disclosure after the second paragraph of the referenced section:

Shareholders of the Alternative Strategies Fund should be aware that certain deductions and exemptions may be designated “tax preference items,” which must be added back to taxable income for purposes of calculating a shareholder’s federal alternative minimum tax (“AMT”), if applicable to such shareholder.  Tax preference items may include tax-exempt interest on private activity bonds.  To the extent that the Alternative Strategies Fund invests in private activity bonds, its shareholders may be required to report that portion of the Fund’s distributions attributable to income from the bonds as a tax preference item in determining their federal AMT, if any.  Shareholders are encouraged to consult their tax advisors in this regard.

32.
On page B-12 of the SAI, under the subheading “Real Estate Investment Trusts (Alternative Strategies Fund),” please consider disclosing that the Fund’s investments in REITs will expose investors to two levels of fund fees.

The Trust responds by adding the following disclosure as the third paragraph of the referenced section:

Investments in REITs by the Alternative Strategies Fund may subject its shareholders to multiple levels of fees and expenses as Fund shareholders will directly bear the fees and expenses of the Fund and will also indirectly bear a portion of the fees and expenses of the REITs in which the Fund invests.

33.
On page B-13 of the SAI, under the subheading “Forward Foreign Currency Exchange Contracts (Alternative Strategies Fund),” please clarify whether the Funds will use forward foreign currency exchange contracts only for hedging purposes.

The Trust responds by inserting the following statement at the beginning of the referenced section:

The Alternative Strategies Fund may use forward foreign currency exchange contracts for hedging purposes as well as investment purposes.

34.
On page B-18 of the SAI, under the subheading “Credit Default Swap Agreements,” the Staff notes that the Alternative Strategies Fund may invest in Credit Default Swap Agreements.  Please note that a credit default swap is a derivative that creates a senior security as defined in Section 18(g) of the Investment Company Act.  Please explain, where appropriate, how the Fund’s overall segregation policies with respect to its investments in credit default swaps and futures contracts conform to the requirements of Investment Company Act Release No. 10666 (April 18, 1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987) and Merrill Lynch Asset Management, L.P. (July 2, 1996).  It is the position of the Staff that where the Fund sells a credit default swap, it must segregate liquid assets equal to the full, un-netted amount of the Fund’s contractual obligation (the “notional amount”) to avoid senior security treatment, as discussed in Release No. 10666.

The Trust responds by confirming to the Staff that it is the policy of the Alternative Strategies Fund and of the sub-advisor(s) who will enter into credit default swap agreements on behalf of the Fund that the Fund segregate liquid assets equal to the full, un-netted amount of the Fund’s contractual obligation under a credit default swap agreement where the Fund is the seller in a credit default swap transaction.  The Trust has also added the following disclosure after the fifth sentence of the first paragraph of the referenced section:

If the Fund writes a credit default swap, it would normally be required to segregate liquid assets equal in value to the notional value of the contract.

35.	On page B-23 of the SAI, under the subheading “Restrictions on the Use of Futures Contracts and Related Options,” please revise the disclosure to read as follows:

“A Fund may not purchase or sell futures or purchase related options for purposes other than bona fide hedging if, immediately thereafter, more than 25% of its ~~net~~ total assets would be hedged.  A Fund also may not purchase or sell futures or purchase related options if, immediately thereafter, the sum of the amount of margin deposits on a Fund’s existing futures positions and premiums paid for such options would exceed 5% of the market value of a Fund’s ~~net~~ total assets.”

The Trust responds by revising the disclosure as suggested.

36.
On page B-23 of the SAI, under the subheading “Repurchase Agreements,” please disclose that, as a result of being analogized to bank borrowings by the Staff, the total of a Fund’s repurchase agreements are limited to 1/3 of the Fund’s total assets.  See Salomon Brothers (May 4, 1975) and Brinson Funds (November 25, 1997).

The Trust responds by revising the last sentence of the referenced section to read as follows:

Repurchase agreements are considered to be loans under the 1940 Act, and the total repurchase agreements of a Fund are limited to 33-1/3% of its total assets.

37.
On page B-24 of the SAI, under the subheading “When-Issued Securities, Forward Commitments and Delayed Settlements,” please disclose that the Fund will identify on its books liquid securities at least equal in value of the Fund’s purchase commitments for when-issued, forward commitment, and delayed delivery basis securities until the Fund pays for the investment.  See SAFECO Municipal Bond Fund, Inc. (Oct. 27, 1982).

The Trust responds by revising the first paragraph of the referenced section to read as follows:

Each Fund may purchase securities on a “when-issued,” forward commitment or delayed settlement basis.  In this event, the Custodian will set aside, and the Fund will identify on its books, cash or liquid portfolio securities in an amount equal to the amount of the commitment in a separate account.

38.
In the “Borrowing” subheading on page B-25 of the SAI, please revise the first sentence to read as follows:  “Each Fund is authorized to borrow money from banks from time to time for temporary, extraordinary or emergency purposes or for clearance of transactions in amounts up to 20% of the value of its total assets at the time of such borrowings.”  Further, please clarify the 300% asset coverage requirement of Section 18(f)(1) and the 5% limit for temporary purposes” under Section 18(g), as clarified subsequently in Release No. 10666.

The Trust responds by replacing the first sentence of the referenced section with the following disclosure:

Each of the Equity Fund, International Fund and Smaller Companies Fund is authorized to borrow money from banks from time to time for temporary, extraordinary or emergency purposes or for clearance of transactions in amounts up to 20% of the value of its total assets at the time of such borrowing.  The Alternative Strategies Fund is authorized to borrow money from banks in amounts up to 33-1/3% of its total assets.  Each Fund is authorized to borrow money in amounts up to 5% of the value of its total assets at the time of such borrowings for temporary purposes and is authorized to borrow money in excess of the 5% limit as permitted by the 1940 Act.  The 1940 Act requires a Fund to maintain continuous asset coverage (i.e., total assets including borrowings less liabilities exclusive of borrowings) of at least 300% of the amount borrowed. If the 300% asset coverage declines as a result of market fluctuations or other reasons, a Fund may be required to sell some of its portfolio holdings within three days to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time.

39.
In the “Lending Portfolio Securities” subheading on page B-26 of the SAI, please disclose the following conditions that must be met whenever a Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodial fees in connection with the loan; and (5) while the voting rights may pass with the lending of securities, the Board must be obligated to terminate the loan and regain the right to vote the securities if a material event affecting the investment on loan is to occur.  See “State Street Bank and Trust Co.” (pub. avail. Sept. 29, 1972) and “State Street Bank and Trust Co.” (pub. avail. Jan. 29, 1972).  Please clarify that the Fund may not lend more than one-third of its total assets.  It may also be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.  See Salomon Brothers (May 4, 1975) and The Brinson Funds (November 25, 1997).  Please describe the duties and responsibilities of the Board in the lending of the Fund’s securities, including whether the Fund will lend its securities to be sold short.  Please also confirm to the Staff that a Fund will receive all of the income on the collateral invested by the Fund.

The Trust responds by revising the disclosure under the referenced section to read as follows:

Each Fund may lend its portfolio securities in an amount not exceeding 10% of its total assets to financial institutions such as banks and brokers if the loan is collateralized in accordance with applicable regulations.  For purposes of determining the percentage of a Fund’s total assets represented by loaned portfolio securities, the Fund may include, as part of its total assets, the assets it receives as collateral for loans of portfolio securities.  Under the present regulatory requirements governing loans of portfolio securities, (i) the loan collateral must be equal to at least 100% of the value of the loaned securities, and the borrower must increase such collateral such that it remains equal to 100% of the value of the loaned securities whenever the price of the loaned securities increases (i.e., mark to market on a daily basis); (ii) the Fund must be able to terminate the loan at any time; (iii) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (iv) the Fund may pay reasonable custodial fees in connection with the lending of portfolio securities, which fees must be negotiated by the Fund and the custodian and be approved by the Board; and (v) although the voting rights may pass with the lending of securities, the Board must be obligated to call the loan in time to vote the securities if a material event affecting the investment on loan is to occur.

The loan collateral must consist of cash, letters of credit of domestic banks or domestic branches of foreign banks, or securities of the U.S. Government or its agencies.  To be acceptable as collateral, letters of credit must obligate a bank to pay amounts demanded by a Fund if the demand meets the terms of the letter.  Such terms and the issuing bank would have to be satisfactory to a Fund.  Any loan might be secured by any one or more of the three types of collateral.

The Board has appointed State Street Bank and Trust Company, the Funds’ custodian, as securities lending agent for the Funds’ securities lending activity. The securities lending agent maintains a list of broker-dealers, banks or other institutions that it has determined to be creditworthy. The Funds will only enter into loan arrangements with borrowers on this list and will not lend its securities to be sold short.

The Trust further confirms to the Staff that a Fund will receive all of the income on the collateral invested by the Fund.  As is standard in the industry, the Fund may rebate a portion of such income to borrowers.

Statement of Additional Information (Investment Restrictions)

40.
In the “Investment Restrictions” section on page B-29 of the SAI, with respect to fundamental investment restriction number one for the Equity Fund, International Fund and Smaller Companies Fund, options, futures, and foreign currency exchange contracts may be senior securities.  Please describe specifically the Funds’ asset segregation policies with respect to its “physically settled” and “cash settled” derivatives. Further, please describe specifically how the Funds will avoid creating senior securities with respect to each kind of derivative in which they will invest.

The Trust responds by confirming to the Staff that the Funds’ policy is to segregate liquid assets based on the stated or notional amount of the derivative with respect to “physically settled” derivatives and to segregate liquid assets based on the cash value needed to settle the position with respect to “cash settled” derivatives.  The Trust believes that the Funds’ asset segregation policies are consistent with the current SEC guidance on the creation of senior securities and are designed to avoid creating senior securities when investing in derivatives.

41.
In the “Investment Restrictions” section starting on page B-29 of the SAI, with respect to fundamental investment restriction number four for the Equity Fund, International Fund and Smaller Companies Fund and fundamental investment restriction number five for the Alternative Strategies Fund, please revise the referenced restrictions such that no more than 25% of each Fund’s net assets, rather than total assets, may be invested in a particular industry or group of industries, as required by Instruction 4 to Item 9(b)(1) of Form N-1A.  In the Staff’s view, a shareholder vote is not required to make this correction, despite the fact that it is a fundamental policy being corrected.  Changing the concentration policy by making it more narrow is not a “deviation” under Section 13(a)(3) of the Investment Company Act.

The Trust responds by revising the referenced fundamental investment restriction for the Equity Fund, International Fund and Smaller Companies Fund to read as follows:

Each Fund may not invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in any one industry (other than U.S. Government securities).

and by revising the referenced fundamental investment restriction for the Alternative Strategies Fund to read as follows:

The Alternative Strategies Fund may not invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in any one industry (other than U.S. Government securities).

42.
In the “Investment Restrictions” section starting on page B-29 of the SAI, with respect to fundamental investment restriction number eight for the Equity Fund, International Fund and Smaller Companies Fund and fundamental investment restriction number eight for the Alternative Strategies Fund, please disclose the Funds’ policy with respect to repurchase agreements and loans of portfolio securities.  Both are regarded by the Staff as loans by the Funds.  A mutual fund should not have on loan at any given time securities representing more than one-third of its total asset value.  See “Salomon Brothers” (May 4, 1975) and “The Brinson Funds” (Nov. 25, 1997).

With respect to loans of portfolio securities, the Trust responds by noting that the SAI contains disclosure on page B-26 under the subheading “Lending Portfolio Securities” stating that each Fund may lend its portfolio securities in an amount not exceeding 10% of its total assets to financial institutions.

With respect to repurchase agreements, the Trust responds by revising the last sentence of the disclosure under the subheading “Repurchase Agreements” on page B-23 of the SAI to read as follows:

Repurchase agreements are considered to be loans under the 1940 Act, and the total repurchase agreements of a Fund are limited to 33-1/3% of its total assets.

  *     *     *     *     *

I trust that the above response and revision adequately addresses your comment.  If you have any additional questions or require further information, please contact Elaine E. Richards at (626) 914-7363.

Sincerely,

/s/ Jeremy DeGroot
Jeremy DeGroot
President
Litman Gregory Funds Trust

cc:       Mitchell E. Nichter, Esq., Paul Hastings LLP